HAINAN MANASLU ACQUISITION CORP.

B3406, 34F, West Tower, Block B

Guorui Building, 11 Guoxing Avenue

Haikou, Hainan Province, People’s Republic of China

VIA EDGAR

March 15, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Melanie Singh and Maryse Mills-Apenteng

Re:	Hainan Manaslu Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 21, 2022

File No. 333-261340

Dear Staff:

Hainan Manaslu Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 24, 2022, regarding the Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on January 21, 2022 (the “Registration Statement”).

Concurrently with the filing of this letter, the Company is hereby submitting via Edgar Amendment No. 2 to the Registration Statement (the “Amendment No. 2”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to Amendment No. 2. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	Refer to prior comment 1. We note your statement on the cover page that the PRC subsidiaries and consolidated VIEs may pay dividends to you out of their retained earnings. Please expand your cover page to address restrictions relating to when subsidiaries and VIEs can pay dividends in addition to the limitation on payments from retained earnings. Please also address other forms of transferring cash to and from the PRC subsidiaries and VIEs, such as through loan agreements. In this regard, we note your detailed discussion of cash transfers in the prospectus summary beginning on page 8.

Response: The Company respectfully advises the Staff that the Company will not consummate its initial business combination with an entity or business with China operations consolidated through a VIE structure. Therefore, the Company has revised the disclosure on the cover page and pages 2, 7, 8, 37, 38, 82, 84, 85, 86, 87, 99 and 105 of Amendment No. 1.

2.	Refer to prior comment 1. We note your disclosure on the cover page and in the prospectus summary on page 9 that as of the date of the prospectus "we have not made any dividends or distributions to our shareholders." Please expand your disclosure on the cover page and in the summary to state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, and quantify the amounts where applicable.

Response: The Company respectfully advises the Staff that it does not have any holding company or subsidiaries to date and therefore there is no transfers, dividends or distributions that have been made to date.

Summary, page 1

3.	We note your disclosure in the risk factors on page 81 that the combined company following a business combination would be the primary beneficiary of the VIEs for accounting purposes. Please revise your disclosure in the prospectus summary, consistent with your risk factor disclosure, to ensure that any references to control or benefits that accrue to the post-combination company because of the VIE are limited to a clear description of the conditions you will have to satisfy for consolidation of the VIE under U.S. GAAP and to clarify that you will be the primary beneficiary of the VIE for accounting purposes. In addition, please disclose both in the summary and on the cover page, consistent with your risk factor disclosure, that VIE agreements have not been tested in a court of law.

Response: The Company respectfully advises the Staff that the Company will not consummate its initial business combination with an entity or business with China operations consolidated through a VIE structure.

Summary of Risk Factors

Risks Associated with Acquiring and Operating a Business in China, page 36

4.	We note your revisions and we reissue prior comment 3 in part. Please acknowledge the risks that actions by the Chinese government to exert more oversight and control could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 36, 37, 79 and 80 of Amendment No. 1.

***

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhifan Zhou
Zhifan Zhou
Chairman and Chief Executive Officer

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP